EXHIBIT 99.3

Seabridge Gold Inc.

Report to Shareholders

Quarter Ended June 30, 2018

Recent Highlights

• Two new gold zones discovered at Courageous Lake

• Drill program commences at KSM designed to grow higher-grade Iron Cap resources

• First Seabridge exploration program initiated at Snowstorm gold project in Nevada

• Balance Sheet Strengthened with Closing of $19.7 Million Flow-Through Financing

Olsen and Marsh Pond Discoveries at Courageous Lake Point Towards Potential New Resources

The 2018 winter drill program at Seabridge’s 100%-owned Courageous Lake Project has successfully identified two new gold zones, Olsen and Marsh Pond, with widths and grades suggesting they could make a contribution to project resources similar to the Walsh Lake Deposit discovered by Seabridge in 2012.

The 2018 winter drill program at Courageous Lake was designed as an initial drill test of seven targets reporting historical gold occurrences to determine which ones had sufficient grade, strike and width within 200 meters of surface to potentially replicate the Walsh Lake Deposit. Walsh Lake, discovered in 2012, has a near surface inferred resource of 482,000 ounces of gold (4.6 million tonnes grading 3.24 g/T). Metallurgical testing has demonstrated that the Walsh Lake material is free-milling with cyanide recoveries as high as 95%. Seabridge sees the potential for making Courageous Lake Project more economic at current gold prices by mining higher-grade, free-milling satellite deposits like Walsh Lake in addition to the refractory reserves in the much larger Felsic-Ash-Tuff (FAT) deposit. The next step is to develop a conceptual design for a greater Courageous Lake operation that could exploit the satellite deposits early in the project life. To date, Seabridge has only tested the Walsh Lake stratigraphy over 7.5 kilometers but this favourable horizon can be traced for more than 53 kilometers through the entire Seabridge claim block.

Assay results from the two most prospective targets drilled this year are as follow:

Target Area	Drill Hole	Total Length (meters)	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Marsh Pond	CL-284	201.0	105.0	119.0	14.0	3.08
Marsh Pond	CL-285	198.0	75.5	99.5	24.0	2.13
		including	90.5	99.5	9.0	5.02
			147.3	151.8	4.5	2.41
Marsh Pond	CL-287	210.0	126.1	144.0	17.9	1.72
		including	126.1	133.5	7.4	3.17
Olsen	CL-286	330.0	43.8	84.2	40.4	3.04
		including	57.0	84.2	27.2	4.14
Olsen	CL-288	279.0	156.5	170.8	14.3	0.93

The Courageous Lake Project covers almost all of the 53 km long Mathews Lake Greenstone Belt which hosts Seabridge's FAT deposit. A July, 2012, Pre-feasibility Study estimated that the FAT Deposit contains 6.46 million ounces of proven and probable gold reserves over approximately 2.5 kilometers of strike length (91.0 million tonnes at 2.2 grams per tonne gold)

2018 Exploration Program Now Underway at KSM With Focus on Extending Iron Cap Resources

Five core rigs are now drilling at Seabridge’s 100% owned KSM gold-copper project located in northwestern British Columbia. Seabridge is budgeting $19.7 million for about 28,000 meters of drilling and surface work in the 2018 exploration program.

The principal objectives for KSM in 2018 are to: (i) complete 21,000 meters of drilling to test the down plunge projection of the high grade core zone of the Iron Cap Deposit to the west of the current resource; (ii) evaluate the relative positioning between Iron Cap resources and the currently planned alignment of the Mitchell-Treaty Tunnel; and (iii) undertake additional geotechnical and model confirmation drilling to help refine engineering parameters for the deposits.

________________________________________________________

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

The main goal is to bring the Iron Cap resource up to a level where we can assess the significance of its potential contribution to the overall project. We believe that Iron Cap has considerable room to grow and its superior grade and proximity to planned infrastructure could have a major impact on KSM economic projections. The geotechnical and confirmation drilling is dedicated to ensuring that the project is ready for final feasibility work when a partner is secured.

Seabridge’s Maiden Exploration Program at Snowstorm Designed to Identify Drill Targets

Seabridge’s first exploration program has commenced on its 100%-owned Snowstorm Project in Northern Nevada with the expectation that drill targets will be identified by year end. The 31 square mile Snowstorm Project, purchased by Seabridge in June 2017, sits at the projected intersection of three of Northern Nevada’s most prolific gold belts: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone.

Snowstorm is contiguous, and on strike, with large, successful producing mines including Getchell/Turquoise Ridge, Twin Creeks and Midas. The environments that host these gold deposits extend onto Seabridge’s ground but the targets are hidden under Tertiary volcanic cover. Our task is to ‘see’ through this cover using newly developed techniques and established tools that have worked for our neighbors.

The Snowstorm acquisition included an extensive package of data generated by previous operators including: more than 12,000 surface geochemistry samples; nearly 466,000 ground magnetic survey readings; detailed gravity readings at 4,180 sites across the property; and 33,245 meters of core drilling as well as 17,385 meters of reverse circulation drilling. This data is being re-analyzed and re-interpreted within an up-to-date framework that accounts for the deposits in Northern Nevada.

Initial work is focusing on possible extensions of the Getchell Trend in the Osgood Mountains on the western side of the Snowstorm property. This target area has the aeromagnetic signature of the buried northeastern extension of the Osgood Mountain Range. Historical core containing carbonate Paleozoic stratigraphy, which is host to gold deposits in the Osgood Mountains, has been reviewed and is now being processed to characterize the clay component in the rock using short wave infrared technology. A key indicator of gold in the Getchell district is a specific alteration clay product associated with metal-bearing hydrothermal fluids. In conjunction with this work, additional geochemical samples are being taken from the stratigraphic section. These resulting data should help to establish the location and extent of hydrothermal fluids that have interacted with the favorable carbonate stratigraphy.

In addition, a magnetotelluric survey (CSAMT) commenced in July, covering the western part of the property where drill holes have penetrated the carbonate host stratigraphy. CSAMT has locally been successful at identifying structures that cross the Paleozoic host stratigraphy below the volcanic cover. This year’s program will also include carbonate basin analysis and depositional modeling to provide an understanding of metal traps and additional gravity surveys to map the sub-surface geology and high-density alteration (dolomitization).

The Gold Market

In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three-month period ended June 30, 2018 Seabridge posted a net loss of $2.4 million ($0.04 per share) compared to a loss of $1.7 million ($0.03 per share) for the same period in 2017. During the 2nd quarter, Seabridge invested $7.4 million in mineral interest project spending compared to $5.8 million in the second quarter of 2017. At June 30, 2018, net working capital was $27.7 million compared to $19.6 million at December 31, 2017.

During the 2nd quarter, Seabridge closed a non-brokered flow through financing consisting of 1,150,000 shares at $17.16 per share for gross proceeds of $19.7 million.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

August 8, 2018